KRAMER LEVIN NAFTALIS & FRANKEL LLP

				GEORGE M. SILFEN
				PARTNER
				PHONE  212-715-9522
				FAX  212-715-8422
				GSILFEN@KRAMERLEVIN.COM


	July 18, 2013


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0505

Re:	Arden Investment Series Trust (File No. 811-21472)

        --------------------------------------------------

	Arden Investment Series Trust (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended
(the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond for the 2013-2014 year:

	1. A copy of the renewal of the bond coverage for the Trust and other joint insureds (the "Bond") (attached as Exhibit A).

	2. A copy of the Board meeting resolutions of the Trust, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as Exhibit B).

	3. A statement showing the amount of a single insured bond, which the Trust would have been required to provide and maintain had the Trust not been named as a joint insured under the Bond (attached as Exhibit C).

	4. A copy of a Joint Insured Agreement, by and between the Trust and the other joint insured, meeting the requirements of Rule 17g-1 paragraph(f) (attached as Exhibit D).

	5. The premium for the Bond has been paid through May 12, 2014.

	If you have any questions, please do not hesitate to contact me.

Sincerely,







/s/ George M. Silfen
--------------------
George M. Silfen


cc:  Henry P. Davis




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